QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

Consolidated Edison, Inc.

RATIO OF EARNINGS TO FIXED CHARGES
(MILLIONS OF DOLLARS)

			For the Twelve Months Ended December 31,
	For the Six Months Ended June 30, 2003	For the Twelve Months Ended June 30, 2003
			2002	2001	2000	1999	1998

Earnings
Net Income for Common Stock	$220	$622	$646	$682	$583	$701	$713
Preferred Stock Dividend	6	11	13	14	14	13	17
Cumulative Effect of Changes in Accounting Principles	—	2	22	—	—	—	—
(Income) or Loss from Equity Investees	—	1	—	—	(1)	1	1
Minority Interest Loss	1	2	2	2	1	—	—
Income Tax	137	359	376	442	307	373	405

Pre-Tax Income from Continuing Operations	$364	$997	$1,059	$1,140	$904	$1,088	$1,136
Add: Fixed Charges*	239	500	493	480	452	378	372
Add: Distributed Income of Equity Investees	—	—	—	—	1	1	—
Subtract: Interest Capitalized	6	15	14	—	—	—	—
Subtract: Preferred Stock Dividend Requirement	9	17	19	22	21	21	27

Earnings	$588	$1,465	$1,519	$1,598	$1,336	$1,446	$1,481

*Fixed Charges
Interest on Long-term Debt	$192	379	$373	$384	$351	$306	$295
Amortization of Debt Discount, Premium and Expense	6	12	12	13	12	13	14
Interest Capitalized	6	15	14	—	—	—	—
Other Interest	16	58	61	42	50	20	18
Interest Component of Rentals	10	19	14	19	18	18	18
Preferred Stock Dividend Requirement	9	17	19	22	21	21	27

Fixed Charges	$239	$500	$493	$480	$452	$378	$372

Ratio of Earnings to Fixed Charges	2.5	2.9	3.1	3.3	3.0	3.8	4.0

QuickLinks

  Exhibit 12.1
Consolidated Edison, Inc. RATIO OF EARNINGS TO FIXED CHARGES (MILLIONS OF DOLLARS)